CERTIFICATE OF AMENDMENT
 OF
CERTIFICATE OF INCORPORATION
OF
BIORESTORATIVE THERAPIES, INC.

BIORESTORATIVE THERAPIES, INC., a Delaware corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:
1.     The name of the corporation (hereinafter called the "Corporation") is BioRestorative Therapies, Inc.  The date of filing of the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") with the Secretary of State of the State of Delaware was December 22, 2014 under the name "BioRestorative Therapies, Inc.", with an effective date of January 1, 2015.
2.     The Certificate of Incorporation is hereby amended to change the capitalization of the Corporation by:
        (i) Deleting the first sentence of Article FOURTH in its entirety and replacing it with the following sentence: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is ninety-five million (95,000,000), consisting of seventy-five million (75,000,000) shares of Common Stock, par value $.001 per share (the "Common Stock"), and twenty million (20,000,000) shares of Preferred Stock, par value $.01 per share (the "Preferred Stock")."
3.     The Certificate of Amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, this 21st day of August, 2018.
BioRestorative Therapies, Inc.

By:	/s/ Mark Weinreb
Mark Weinreb
Chief Executive Officer